As filed with the Securities and Exchange Commission on November 24, 2003

Registration No. 333-109081

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-3/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corvis Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-12751	52-2041343
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

(443) 259-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David R. Huber

Chairman and Chief Executive Officer

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

(443) 259-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip J. Niehoff, Esq.

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, Illinois 60603-3441

(312) 782-0600

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

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If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee

Common Stock, par value $.01 per share	80,733,937 Shares	1.43	$115,449,528	$9,340	(4)

(1)	A portion of the shares of common stock being registered hereunder are issuable upon exercise of warrants granted to the selling stockholders named in the accompanying prospectus or in a prospectus supplement. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Calculated as the average of the high and low prices on September 22, 2003.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on any date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 24, 2003.

80,733,937 Shares

Corvis Corporation

Common Stock

The selling stockholders and their transferees, pledgees, donees or other successors in interest identified in this prospectus under the heading “Selling Stockholders” are offering and selling up to 80,733,937 shares of our common stock. We issued 67,278,280 shares to the selling stockholders in a private placement on August 28, 2003. The remaining 13,455,657 shares are issuable upon exercise of additional investment rights sold to the selling stockholders in the private placement. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on The Nasdaq National Market under the symbol “CORV.” On November 21, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $1.46 per share.

Sales of our common stock using this prospectus may be made directly to purchasers or through underwriters, broker-dealers or agents.

See “ Risk Factors” beginning on page 3 of this prospectus for a discussion of various factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated November     , 2003.

i

THE COMPANY

On June 13, 2003, Corvis Corporation acquired a 96% ownership interest in C III Communications, LLC, which, through its wholly owned subsidiary Broadwing Communications, LLC, acquired most of the assets and certain of the liabilities of Broadwing Communications Services, Inc., one of our largest customers. Broadwing Communications, LLC is an Austin, Texas based provider of data and voice communication services throughout the United States. These services consist primarily of long-haul data transmission, voice and Internet traffic over dedicated circuits connecting 137 cities nationwide over approximately 18,700 route miles of fiber-optic transmission facilities. Broadwing’s switched voice services are provided to both wholesale and retail customers. Broadwing represented approximately $8.7 million of our total revenues of approximately $20 million in 2002.

We also design, manufacture and sell high performance all-optical and electrical/optical communications systems for use in ultra long-haul networks that we believe can accelerate carrier revenue opportunities and lower the overall costs of network ownership for carriers. Our product lines include terrestrial and subsea ultra long-haul and point-to-point optical transport systems that include switches and in-line amplifiers that direct and transport optical signals, and network management software. We also provide installation and professional services that support our product offerings. Networks constructed using our products require significantly less equipment than used in existing networks, reducing network complexity as well as the number of tasks that must be performed to install our products. Once installed, it is easier, quicker and cheaper to expand network capacity with our products than it is in a network using our competitors’ products, enabling carriers to respond quickly to unpredictable demand for services and to take advantage of revenue opportunities sooner. Our products reduce operating expenses by dramatically reducing the amount of equipment in the network, costs associated with maintaining equipment and spare parts inventory, and electrical power and facilities required to operate and house the equipment.

We believe that, by acquiring the Broadwing assets, we have obtained an undervalued service provider at an opportune time. Broadwing’s network utilizes Corvis’ ultra-long-haul all-optical equipment, and with this technological advantage, together with its high quality and cost effective service offerings, we believe that it is uniquely positioned to compete and succeed in the telecommunications services industry. The Broadwing transaction represents a change in our primary business focus and makes us a diversified business offering a complete package of optical networking solutions. The communications services division is now the major focus of investment for the company and revenues from Broadwing will account for a majority of our revenues for the foreseeable future.

We have had net losses each year since our inception in June 1997. As of September 30, 2003, our accumulated deficit was $2.5 billion. Beginning in 2001 and continuing through 2003, conditions within the general economy and telecommunications sector have resulted in reduced capital expenditures by carriers and a reduced demand for telecommunications networking systems. These declines have had a severe adverse impact on our equipment revenue, which declined from $188 million in 2001 to $20 million in 2002, and results of operations. We cannot predict when or if market conditions will improve.

In response to these conditions, we have implemented a series of restructuring initiatives designed to decrease our expenses and to conserve our resources. These actions included staff reductions, facility consolidations and the curtailment of certain discretionary spending within our equipment division and the shutdown of our French research facilities. On September 17, 2003, we announced a business restructuring, consisting primarily of headcount reductions in our equipment division, which we expect to complete by the end of 2003. We continue to monitor our financial position and will make strategic decisions as necessary to position the Company for long-term success.

Corvis was incorporated under the laws of the State of Delaware on June 2, 1997 under the name NOVA Telecommunications, Inc. On February 5, 1999, we changed our name to Corvis Corporation. Our principal executive offices are located at 7015 Albert Einstein Drive, Columbia, Maryland 21046 and our telephone number is (443) 259-4000. Our Internet website address is www.corvis.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

Recent Developments

On August 28, 2003, we sold 67,278,280 shares of our common stock to a group of purchasers for $1.15 per share. We also granted the investors additional investment rights to purchase up to an additional 13,455,657 shares of our common stock at $1.30 per share. These additional investment rights will become exercisable 90 days after the closing date or, if earlier, upon the effectiveness of the registration statement of which this prospectus is a part, and will expire 60 trading days after the date the registration statement becomes effective. The number of shares of our common stock that we sold together with the number of shares of our common stock issuable upon exercise of the additional investment rights represented slightly less than 20% of our outstanding stock on August 28, 2003. The net proceeds to us were approximately $73.2 million, $90.7 million if the additional investment rights are exercised in full. We intend to use the proceeds for general corporate purposes. We will not receive any proceeds from the selling stockholders from the sale of the shares pursuant to this prospectus.

On September 15, 2003, we announced that our common stock began trading again on the NASDAQ National Market. Our common stock had traded on the Nasdaq Small Cap Market since October 14, 2002. Our common stock traded on the Nasdaq National Market System from the date of our initial public offering, July 28, 2000. On October 14, 2002, our common stock listing moved to the Nasdaq SmallCap Market because our common stock was trading below the National Market’s minimum bid price requirement of $1 per share.

RISK FACTORS

Risks Related to Our Ownership of Broadwing

We are the majority owner of an entity that owns and operates Broadwing Communications LLC, a national telecommunications network, which is in direct competition with our current and potential optical equipment and services customers and may therefore affect our ability to attract and retain those customers.

Some of our current and potential customers may view our investment in C III Communications, and its focus on the ownership, operation and sale of bandwidth capacity of Broadwing Communications, a national fiber optic network, unfavorably. They may therefore be less likely to place orders with us for optical equipment or system services, either because they perceive us as a competitor or because of a concern that our shift in focus will divert our attention from our equipment and service business. We have discussed with some of our customers and potential customers the treatment of their proprietary information, given our new position with regard to C III Communications. Alienating even a small number of potential optical equipment and services customers could have a serious impact on our business, since the number of potential customers is limited and may be reduced by ongoing consolidation in the telecommunications industry.

Broadwing’s ability to utilize its network may be severely limited if it is not able to maintain rights-of-way and permits, which adversely affect our results of operations and cash flow.

Broadwing’s network consists of several thousand miles of fiber optic cable buried across the United States on property that it does not own. Its ability to utilize this network depends on it maintaining rights-of-way and required permits from railroads, utilities, government authorities and third-party landlords on satisfactory terms and conditions. Broadwing cannot guarantee that it will be able to maintain all of the existing rights and permits. Although Broadwing expects to maintain and renew its existing agreements, the loss of a substantial number of existing rights and permits could have a material adverse impact on our business, financial condition and results of operations. For portions of Broadwing’s network that it leases or purchases use rights from third parties, Broadwing must rely on such third parties’ maintenance of all necessary rights-of-way and permits. Some agreements that Broadwing may rely on to use portions of other companies’ networks could be terminated if associated rights-of-way were terminated.

Significant capital expenditures will be required to maintain Broadwing’s network, and if Broadwing fails or is unable to adequately maintain its networks there could be a material adverse effect on our business, financial condition and results of operations.

Broadwing could incur significant capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact its business. If Broadwing does not have sufficient cash on hand or the ability to borrow sufficient cash on favorable terms, it may be unable to make any necessary capital expenditures. If Broadwing fails to adequately maintain its networks to meet customer needs there could be a material adverse impact on our business, financial condition and results of operations.

Regulatory initiatives could put Broadwing at a competitive disadvantage or lower the rates that Broadwing is permitted to charge for its services, which would decrease Broadwing’s profitability, which could reduce the amount of cash that Broadwing has to invest in and maintain its network.

Broadwing is subject to regulatory oversight of varying degrees at the state and federal levels. Regulatory initiatives that would put Broadwing at a competitive disadvantage or mandate lower rates for its services could result in lower profitability and cash flow. This could compromise Broadwing’s ability to maintain its national optical network, which could have a material adverse effect on our business, financial condition and results of operations.

Broadwing relies, in part, on portions of competitors’ networks to carry optical signals. If Broadwing is not able to continue these agreements, its business could be adversely affected and it may incur additional significant expenses obtaining alternate agreements with other carriers to carry optical signals, which could adversely affected its financial condition and results of operations.

Broadwing uses network resources owned by other companies for portions of its network. Broadwing obtains the right to use such network portions through operating leases and IRU agreements in which Broadwing pays for the right to use such other companies’ fiber assets and through agreements in which Broadwing exchanges the use of portions of its network for the use of portions of such other companies’ networks. In several of those agreements, the counter party is responsible for network maintenance and repair. If a counter party to a lease, IRU or an exchange suffers financial distress or bankruptcy, Broadwing may not be able to enforce its rights to use such network assets or, even if Broadwing could continue to use such network assets, it could incur material expenses related to their maintenance and repair. Broadwing also could incur material expenses if it were required to locate alternative network assets. Broadwing may not be successful in obtaining reasonable alternative network assets if needed. Failure to obtain usage of alternative network assets, if necessary, could have a material adverse impact on our business, financial condition and results of operations.

In an effort to limit its costs for the use of such third party networks, Broadwing has undertaken an initiative to reduce its dependency on the networks of its competitors. Broadwing will execute this initiative in a number of ways, including by strategically moving traffic to lower cost third party networks, purchasing its own fiber in areas where access charges are high and/or where warranted by traffic volumes and renegotiating interconnection agreements as opportunities allow. If Broadwing is unable to successfully execute this cost reduction strategy, it will continue to pay higher access costs which may delay its ability to reach profitability and which could have a material adverse impact on our business, financial condition and results of operations.

If Broadwing is not able to successfully introduce new products and services, its business and profitability could be adversely affected.

Broadwing’s success depends on being able to anticipate the needs of current and future enterprise and carrier customers. Broadwing seeks to meet these needs through new product introductions, service quality and technological superiority. Broadwing’s failure to anticipate the needs of these customers and to introduce the new products and services necessary to attract or retain these customers could have a material adverse impact on our business, financial condition and results of operations.

Continuing softness in the economy is having a disproportionate effect in the telecommunications industry, resulting in reduced demand and overcapaity in the fiber market and downward pressure on prices, which has adversely affected, and are expected to continue to adversely affect, our profitability and financial condition.

Beginning in 2001, the business environment for the telecommunications industry deteriorated significantly and rapidly and remains weak. This was primarily due to: the general weakness of the U.S. economy, which was exacerbated by the events of September 11, 2001, and concerns regarding terrorism; pressure on prices for broadband services due to substantial excess fiber capacity in most markets; and forecasted demand for broadband services not being realized as a result of the state of the economy, the bankruptcy or liquidation of a substantial number of Internet companies and financial difficulties experienced by many telecommunications customers. If these trends continue, there could be a material adverse impact on our business, financial condition and results of operations.

A significant portion of Broadwing’s revenue is derived from telecommunications carriers, many of which have filed for bankruptcy or have been adversely affected financially by the prolonged decrease in the demand for telecommunication services. If these carriers are unable to pay they money that they owe to us or continue, shift their business to other fiber companies or otherwise reduce their use of Broadwing’s network, our business financial condition and results of operations could be adversely affected.

Revenue from Broadwing’s ten largest customers accounted for approximately 24% of total revenue since the acquisition. One of these ten largest customers representing 2% of Broadwing revenues are in Chapter 11 bankruptcy proceedings. In addition, a significant portion of Broadband’s revenue is derived from telecommunications carriers. Revenue from telecommunications carriers accounted for 41% of Broadwing’s total revenue in the third quarter of 2003. Most of Broadwing’s arrangements with large customers do not provide Broadwing with guarantees that customer usage will be maintained at current levels. Industry pressures have caused telecommunications carriers to look aggressively for ways to cut costs which has resulted in reduced demand and reduced prices. In addition, construction of their own facilities by certain Broadwing’s customers, construction of additional facilities by competitors or further consolidation in the telecommunications industry involving Broadwing’s customers could lead those customers to reduce or cease their use of Broadwing’s network. To the extent these large customers cease to employ Broadwing’s network to deliver their services, or cannot pay outstanding accounts receivable balances, our business, financial condition and results of operations could be materially adversely affected.

Because Broadwing is dependent on limited sources of supply for certain key network components, the inability of those suppliers to provide needed equipment or services could materially adverse affect our financial condition and results of operations.

Where possible and practical, Broadwing utilizes commercially available technologies and products from a variety of vendors. There can be no assurance that Broadwing will be able to obtain equipment from these vendors in the future. If Broadwing cannot obtain adequate replacement equipment or service, or an acceptable alternate vendor, we could experience a material adverse impact on our business, financial condition and results of operations.

As a part of the post-closing activities related to the acquisition, we are in the process of obtaining certain additional vendor consents to the transfer of software licenses and technology that is utilized in our network. If we are not able to obtain these consents on reasonable terms, or at all, it would affect our ability to upgrade our network and could have a material adverse impact on our business, financial condition and results of operations.

Network failure and transmission delays and errors could expose Broadwing to potential liability that could materially adversely affect our financial condition and results of operations.

Broadwing’s network utilizes a variety of communication equipment, software, operating protocols and components of others’ networks for the high-speed transmission of data and voice traffic among various locations. Such equipment, software and physical locations could malfunction, suffer physical damage or otherwise become impaired. Broadwing is held to high quality and delivery standards in its customer contracts. Network failures or delays in data delivery could cause service interruptions resulting in losses to Broadwing’s customers. Failures or delays could expose Broadwing to claims by its customers that could have a material impact on our financial condition and results of operations.

Increased competition could adversely affect Broadwing’s profitability and cash flow.

There is substantial competition in the telecommunications industry. Competition may intensify due to the efforts of existing competitors to address difficult market conditions through reduced pricing, bundled offerings or otherwise, as well as a result of the entrance of new competitors and the development of new technologies, products and services. Price competition has been intense and may further intensify. If Broadwing cannot offer reliable, value-added services on a price competitive basis in any of its markets, it could experience a decline in revenue. In addition, if Broadwing does not keep pace with technological advances or fails to respond timely to changes in competitive factors in the industry, it could lose market share or experience a decline in its revenue and profit margins.

Broadwing faces significant competition from companies such as AT&T Corp., MCI, Sprint Corporation, Level 3 Communications, Inc., Qwest Communications International Inc., and several emerging and recapitalized competitors. The significant capacity of these competitors could result in decreasing prices even if the demand for higher-bandwidth services increases. In addition, some competitors are experiencing financial difficulties or are in bankruptcy reorganization. Competitors in financial distress or competitors emerging from bankruptcy with lower cost capital structures and substantial excess fiber capacity in most markets could exacerbate downward pricing pressure in the telecommunications industry.

The effect of the foregoing competition could have a material adverse impact on our businesses, financial condition and results of operations.

Risks Related to the Telecommunications Equipment Industry

Our optical equipment and services business has been adversely affected by recent developments in the communications industry and the economy in general.

For much of the last five years the market for our optical equipment has been influenced by the entry into the communications services business of a substantial number of new companies. In the United States, that was due largely to changes in the regulatory environment, in particular those brought about by the Telecommunications Act of 1996. These new companies raised billions of dollars in capital, much of which they invested in new equipment, causing an acceleration in the growth of the market for telecommunications equipment.

Recently, we have seen a significant reversal of this trend, including the failure of a large number of the new entrants and a sharp contraction of the availability of capital to the industry. Bankruptcies in the industry have slowed expenditures and investments. This, in turn, has caused a substantial reduction in demand for telecommunications equipment, including our products.

This industry trend has been compounded by the slowing not only of the U.S. economy but the economies in virtually all of the countries in which we are marketing our products. The combination of these factors has caused customers to become more conservative in their capital investment plans and more uncertain about their future purchases. As a consequence, we are facing a market that is both reduced in absolute size and more difficult to predict and plan for.

We expect the factors described above to affect our business, for at least several more quarters, if not longer, in several significant ways compared to the recent past:

•	it is likely that our markets will be characterized by reduced capital expenditures by our customers;

•	our ability to forecast the volume and product mix of our sales will be substantially reduced; and

•	we will continue to experience price pressures.

We are exposed to the credit risk of our customers and the failure of any of those customers to pay us what they owe us could materially adverse affect our operating results and financial condition.

Industry and economic conditions have weakened the financial position of some of our customers and potential customers. To sell equipment and services to some of these customers, we may be required to extend favorable payment terms. While we monitor these situations carefully and attempt to take appropriate measures to protect ourselves, it is possible that we may have to write-down or write-off doubtful accounts. Such write-downs or write-offs, if large, could have a material adverse effect on our operating results and financial condition. We have provided extended credit terms to some of our customers. While we have done only a limited amount of this type of financing in the past, the increasingly competitive environment in which we operate may require us to engage in more competitive financing arrangements. Our ability to recognize revenue from financed sales will depend on the relative financial condition of the specific customer, among other factors. Any change in the financial condition of our customers could have a material adverse effect on our operating results and financial condition.

The markets for optical networking products are evolving and uncertain and our business will suffer if they do not develop as we expect.

Most carriers have made substantial investments in their current network infrastructure, and many have announced significant reductions in their capital expenditures. It is uncertain when these reductions in capital expenditures will be reversed. In addition, carriers may elect to remain with current network architectures or to adopt new architectures in limited stages or over extended periods of time. A decision by a customer to purchase our optical networking solutions will involve a significant capital investment. We will need to convince these carriers of the benefits of our solutions for future network deployment. We cannot be certain that a viable market for our products will further develop or be sustainable. If this market does not develop further, or develops more slowly than we expect, our business, financial condition and results of operations would be harmed.

The markets we serve are highly competitive and we may not be able to achieve or maintain profitability.

Competition in optical networking markets is intense. These markets have historically been dominated by large companies, such as Alcatel, Cisco, Lucent, Ciena and Nortel. We may face competition from other large communications equipment companies that are currently in or that may enter our market. In addition, a number of private companies have announced plans for new all-optical products to address the same network needs that our products address. Due to several factors, including the lengthy sales cycle, testing and deployment process and manufacturing constraints associated with large-scale deployments of our products, we may lose any advantage that we might have by being an early provider of all-optical network products prior to achieving market penetration. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and sales and marketing resources than we do and may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more vendor financing than we can. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or render our products obsolete. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter our markets, further intensifying competition.

In order to compete effectively, we must, among other things, deliver products that:

•	provide high reliability;

•	provide an overall cost-effective solution for carriers;

•	reduce operating costs;

•	increase network capability easily and efficiently with minimal disruption;

•	operate with existing equipment and network designs;

•	reduce the complexity of the network in which they are installed by decreasing the amount of equipment required; and

•	provide effective network management.

In addition, we believe that a knowledge of the infrastructure requirements applicable to carriers, experience in working with carriers to develop new services for their customers, and an ability to provide vendor financing are important competitive factors in our market. We have limited knowledge of carriers’ infrastructure requirements and limited experience in working with carriers to develop new services. In addition, we currently provide only a limited vendor-sponsored financing program. Many of our competitors, however, are able to offer more complete financing programs, which may influence prospective customers to purchase from our competitors rather than from us.

If we are unable to compete successfully against our current and future competitors, we may have difficulty obtaining customers, and could experience price reductions, order cancellations, increased expenses and reduced gross margins, any one of which would harm our business, financial condition and results of operations.

The communications industry is subject to government regulations that could harm our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire communications industry and, as a result, our products and our customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services, our products or our customers’ businesses or products could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international carriers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders, which would harm our business, results of operations and financial condition. Further, we cannot be sure that we will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business.

Risks Related to Our Financial Results

We have incurred significant losses since inception, and we expect losses to continue in the future.

We have incurred significant net losses since inception. As of September 30, 2003, we had an accumulated deficit of approximately $2.5 billion. We expect to incur significant losses in the near-term. We cannot be certain that we will ever achieve profitability. We will need to generate significant revenue and control costs to achieve profitability.

Our limited operating history makes financial forecasting and evaluation of our business difficult.

Our limited operating history makes it difficult to forecast our future operating results. We have only a limited history selling our optical network products. Although we began operations in 1997, we began generating revenue in the second half of 2000. In addition, we only recently acquired our interest in Broadwing. Because we have a limited history upon which to base forecasts of future operating results, you should not rely on our past financial performance to evaluate our future financial performance and any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer, more stable business history.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause the price of our common stock to fluctuate. The primary factors, among other things, that may affect our quarterly results include the following:

•	loss of customers or the ability to attract new customers;

•	satisfaction of contractual customer acceptance criteria;

•	cancellation of or delays in customer orders;

•	demand for optical networking products and services;

•	the length and variability of the sales cycle for our products and services;

•	the timing and size of sales of our products and services;

•	our ability to maintain production volumes and quality levels for our products and services;

•	our ability to obtain sufficient supplies of sole or limited source components;

•	changes in our pricing policies or the pricing policies of our competitors;

•	increases in the prices of the components that we purchase;

•	new product introductions and enhancements by our competitors;

•	our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

•	the timing and magnitude of product development expenses;

•	our ability to attract and retain key personnel;

•	issuances or sales by us of common stock or other securities in the future;

•	costs related to acquisitions of technology or businesses; and

•	general economic conditions as well as those specific to the communications and related industries.

A delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. It is possible that in some future quarters our results may be below the expectations of analysts and investors. In this event, the price of our common stock will likely decrease.

The long and variable sales cycles for our products may cause our revenue and operating results to vary significantly from quarter to quarter, which may adversely affect the trading price of our common stock.

Our products are designed to enable all-optical transmission and switching of data traffic over long distances. We expect that customers who purchase these products will do so as part of a large-scale deployment of these products across their networks. We also offer point-to-point solutions which we expect to be purchased by customers to cover high-traffic routes. In each case, a customer’s decision to purchase our all-optical network products will involve a significant commitment of its resources. A lengthy testing and product qualification process, a portion, or all, of which is funded by us, will precede any final decision to purchase our products. Throughout this sales and qualification cycle, we will spend considerable time and expense educating and providing information to prospective customers about the uses and features of our products.

The timing of deployment of our products may vary widely and will depend on the specific network deployment plan of the customer, the installation skills of the customer, the complexity of the customer’s network environment and the degree of hardware and software configuration necessary. Customers with substantial or complex networks have traditionally expanded their networks or upgraded their systems in large increments on a periodic basis. Accordingly, we may receive purchase orders for significant dollar amounts on an irregular and unpredictable basis. In addition, customers may request the cancellation of purchase orders.

Because of our limited operating history and the nature of our business, we cannot predict the timing or size of these sales and deployment cycles. Long sales cycles, as well as our expectation that customers will tend to place large orders sporadically with short lead times, may cause our revenue and results of operations to vary significantly and unexpectedly from quarter to quarter.

We currently have six customers for our equipment and services and we expect that substantially all of our revenue from equipment and services sales will be generated from a limited number of customers.

The target customers for our products are carriers that operate communications networks. There are only a limited number of potential customers in our target markets. We currently have six customers who have signed agreements to purchase our products: Broadwing Communications Services, Inc., Wiltel

Communications Group, Inc. (formerly Williams Communications, LLC), Qwest Communications Corporation, Telefonica de Espana S.A.U., France Telecom and the U.S. Federal Government. Each of these agreements contains significant obligations, the breach of which could result in termination of the agreement. In June 2003, we acquired a 96% ownership interest in Broadwing Communications, LLC.

We expect that for the forseeable future substantially all of our revenue from the equipment business will depend on sales of our optical network products to a limited number of potential customers. The rate at which customers purchase products from us will depend, in part, on the increasing demand for bandwidth by carriers’ customers. Any failure of carriers to purchase products from us for any reason, including any downturn in their business, may seriously harm our business, financial condition and results of operations.

We depend on our key personnel to manage our business effectively. If we are unable to retain our key personnel, our business, financial condition and results of operations could be harmed.

Our future success depends upon the continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships that we rely on to implement our business plan. The loss of the services of any of our key employees, including Dr. David Huber, our founder, Chairman and Chief Executive Officer, could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which would harm our business, financial condition and results of operations.

We do not have significant experience in international markets and may have unexpected costs and difficulties in developing international revenue.

We have developed a sales and marketing staff outside of the United States. International operations may be subject to certain risks and challenges that could harm our results of operations, including, among other things:

•	difficulties and costs of staffing and managing foreign operations;

•	longer sales cycles for our products;

•	reduced protection for intellectual property rights;

•	difficulty in accounts receivable collection and longer collection periods;

•	longer sales cycles for our products;

•	compliance with international standards that differ from domestic standards;

•	political and economic instability;

•	fluctuations in exchange rates;

•	changes in regulatory requirements in the communications industry;

•	expenses associated with developing and customizing our products for foreign countries;

•	tariffs, quotas and other import restrictions on communications products; and

•	potentially adverse tax consequences.

Risks Related to Product Manufacturing

We are currently transitioning a substantial portion of our manufacturing capability to an outside party as part of a sole-source manufacturing outsource agreement. If we are unable to transition our manufacturing capacity in a timely manner or if we do not accurately project demand, our financial condition and results of operation could be harmed.

Our future operating results will depend on our ability to develop and manufacture our products cost-effectively. To do so, we will have to develop, with our outsource partner, manufacturing processes that will allow us to produce sufficient quantities of products at competitive prices.

If we are unable to transition our manufacturing capacity in a timely manner or if we do not accurately project demand, we will have insufficient capacity or excess capacity, either of which will seriously harm our business. There are numerous risks associated with outsourcing manufacturing capabilities, including, among other things, the following:

•	difficulties in achieving adequate yields from new manufacturing lines;

•	the inability to meet customer delivery requirements during the transition period; and

•	increased warranty costs due to reductions in quality control.

After the transition to Celestica is complete, we will have limited internal production capacity and we will rely on Celestica to meet our production specifications to fill orders on a timely basis. Under the terms of the contract, we will provide Celestica with demand forecasts up to six months prior to scheduled delivery to our customers. If we overestimate our requirements, we may be subject to certain cancellation penalties or be required to purchase quantities in excess of our needs. If we underestimate our requirements, Celestica may not have adequate inventory to meet our production need which could result in shipment delays to our customers or we could be subject to additional charges.

We depend on sole source and limited source suppliers for several key components. If we are unable to obtain these components on a timely basis, we will be unable to meet our customers’ product delivery requirements, which would harm our business.

Our products include several key components from single or limited sources. From time to time, there have been industry-wide shortages of some optical components. Furthermore, given current economic conditions, several suppliers have made the decision to no longer support certain component manufacturing or have ceased operations entirely. If any of our sole or limited source suppliers experiences capacity constraints, work stoppages or any other reduction or disruption in output, including ceasing operations entirely, they may be unable to meet our delivery schedule. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, go out of business, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price or be unable to obtain or have difficulty obtaining components for their products from their suppliers, and we may be unable to develop alternative sources for the components.

Even if alternate suppliers are available, identifying them is often difficult and time consuming. We have key components that are available from only one qualified supplier. The process of qualifying vendors can take a significant amount of time and is not always successful. If we do not qualify multiple vendors or receive critical components in a timely manner, we will be unable to manufacture our products in a timely manner and would, therefore, be unable to meet customers’ product delivery requirements. Any failure to meet a customer’s delivery requirements could harm our reputation and decrease our sales, which would harm our business, financial condition and results of operations.

Some of our competitors are also our suppliers and if our supply relationship with them deteriorates, it could harm our business.

Some of our component suppliers are both our primary source for those components and major competitors in the market for communications equipment. For example, we buy some of our key components from Lucent and Alcatel, each of which offers communications systems and equipment that compete with our products. Our business, financial condition and results of operations could be harmed if these supply relationships were to change in any manner adverse to us.

Risks Related to Our Products

Because optical networking products are complex and are deployed in complex environments, our products may have defects that we discover only after full deployment, which could seriously harm our business.

Optical products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of the products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Our customers may discover errors or defects in the hardware or the software, or our products may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified in full deployment, we would experience, among other things:

•	loss of, or delay in, revenue and loss of market share;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs

The occurrence of any of these problems would seriously harm our business, financial condition and results of operations. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could negatively affect market acceptance for our products. Our customers could also seek damages for losses from us, which, if the customers were successful, would seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources.

Our equipment business will suffer if we do not respond rapidly to technological changes.

The market for network communications equipment is characterized by rapid technological change, frequent new product introductions and changes in customer requirements. We may not be able to respond quickly or effectively to these developments. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The constant introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards has led to significant inventory write-downs and could render our existing or future products obsolete, which may harm our business, financial condition and results of operations.

In developing our products, we have made, and will continue to make, assumptions about the industry standards that may be adopted by our competitors and potential customers. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products incorporating new technologies and the emergence of new industry standards could render our existing products obsolete. In order to introduce products incorporating new technologies and new industry standards, we must be able to gain access to the latest technologies of our suppliers, other network vendors and our potential customers. Any failure to gain access to the latest technologies may seriously harm our business, financial condition and results of operations.

Our business will suffer if our current and future products do not meet specific customer requirements.

Customers may require product features and capabilities that our products do not have. To achieve market acceptance for our products, we must anticipate and adapt to customer requirements and offer products and services that meet customer demands. Our failure to develop products or offer services that satisfy customer requirements may seriously harm our business, financial condition and results of operations.

We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older to newer products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to effectively manage this transition may harm our business, financial condition and results of operations.

Our business will be adversely affected if we are unable to protect our intellectual property rights from third-party challenges.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We are involved in an intellectual property dispute and in the future we may become involved in similar disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

On July 19, 2000, Ciena filed a lawsuit in the U.S. District Court for the District of Delaware alleging that we are willfully infringing three of Ciena’s patents. Ciena sought injunctive relief, monetary damages including treble damages, as well as costs of the lawsuit, including attorneys’ fees. On September 8, 2000, we filed an answer to the complaint, as well as counter-claims alleging, among other things, invalidity and/or unenforceability of the patents in question. On March 5, 2001, a motion was granted, allowing Ciena to amend its complaint to include allegations that we are willfully infringing two additional patents. One patent was dropped from the litigation by agreement of the parties prior to trial. In February 2003, jury trials were held on the issues of infringement and invalidity of the remaining four patents. Corvis’ all-optical networking products were found not to infringe two of Ciena’s WDM system patents. The jury did not reach a verdict on a third Ciena WDM system patent, which is related to the two non-infringed WDM system patents. Corvis’ inverse multiplexing transceiver product, which can be used along with our all-optical networking products, was found to infringe a Ciena patent on bit rate transparent devices. In an April 2003 retrial, the manner in which certain Corvis OC-48 transmitters and receivers convert the signals from optical form to an electronic form and back again was found by a jury to infringe the patent upon which a jury verdict was not reached in the February 2003 trial. The jury verdicts are interim verdicts, and additional trial court proceedings remain before a decision is made by the court and judgment is entered. In May 2003, we filed a motion to certify the record for interlocutory appeal to the U.S. Court of Appeals for the Federal Circuit and Ciena filed motions for entry of judgment and for a permanent injunction, all of which are pending.

Although we believe that we will ultimately prevail in this litigation, we cannot be certain that the interim jury verdicts of infringement will be overturned, or that infringement of other patents in the suit will not be found in later legal proceedings. To the extent it is necessary, a trial to determine damages will be held following any appeals. Such appeals can take up to a year or more before final determination. A final adverse determination in, or settlement of, the Ciena litigation could involve the payment of significant amounts by us, or could include terms in addition to payments, such as a redesign of some of our products, which could have a material adverse effect on our business, financial condition and results of operations. Based on the current status of the litigation, we cannot reasonably predict the likelihood of any final outcome.

We or our customers may be a party to additional litigation in the future to protect our intellectual property or to respond to allegations that we infringe others’ intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers against the alleged infringement. If we are unsuccessful in any intellectual property litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management time and attention. In addition, we could be forced to do one or more of the following:

•	stop selling, incorporating or using products that include the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use the technology, which may be time-consuming or impossible.

If we are forced to take any of these actions, our business may be seriously harmed.

If necessary licenses of third-party technology for use in our equipment business are not available to us or are very expensive, our business would be seriously harmed.

We currently license technology for our use in our equipment business, and from time to time we may be required to license additional technology, from third parties to sell or develop our products and product enhancements. Our existing and future third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm our business, financial condition and results of operations.

Risks Related to the Development of Our Business

Our products and services require a sophisticated sales effort targeted at a limited number of key individuals within our prospective customers’ organizations.

Our success will depend, in part, on our ability to develop and manage these relationships. This effort requires specialized sales personnel as well as experienced sales engineers. Competition for these individuals is intense because there are a limited number of people available with the necessary business background and understanding of our market. When we hire them or contract for these personnel, they may require extensive training in our network products. We might not be able to hire the kind and number of sales personnel and sales engineers required for us to be successful. If we are unable to adjust our sales, customer service and support operations, we may not be able to effectively market our products, which may prevent us from achieving and maintaining profitability.

We have previously offered warrants to purchase our common stock to three of our equipment customers. We may be unable to attract new customers unless we continue to offer similar equity arrangements.

Two of our equipment customers purchased an equity interest in us, and a third equipment customer holds a warrant to purchase our common stock. Although these customers purchased the equity interests at fair value and the warrant has an exercise price equal to the fair value on the date of grant, the opportunity to invest in us provided these customers with an additional incentive to purchase our products. In order to attract new equipment customers, we may need to offer equity to them.

Our equipment business will suffer if we fail to properly manage our size and continually improve our internal controls and systems.

We continue to adjust the scope of our operations, as well as our manufacturing and customer support capabilities, develop new distribution channels and fund research and development. Adjustments have included significant staff reductions in both 2001 and 2002, continuing in 2003. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. In order to manage our size properly, we must:

•	train, manage and retain qualified personnel, including engineers and research and development personnel;

•	effectively plan and implement product portfolio improvements and innovations;

•	manage our manufacturing operations, controls and reporting systems;

•	effectively manage multiple relationships with our customers, suppliers and other third parties; and

•	implement additional operational controls, reporting and financial systems and procedures.

Failure to do any of the above in an efficient and timely manner could seriously harm our business, financial condition and results of operations.

If we become subject to unfair hiring claims we could incur substantial costs in defending ourselves or management’s attention could be diverted away from our operations.

Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received claims of this kind in the past, and we may receive claims of this kind in the future as we seek to hire qualified personnel. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of the merits of the claims. In addition, defending ourselves from such claims could divert the attention of management away from our operations.

We may need additional capital to fund our existing and future operations. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would harm our business, financial condition and results of operations.

The development, marketing and sales of new products is expected to require a significant commitment of resources. We may incur significant operating losses or expend significant amounts of capital if, among other things:

•	the market for our products develops more slowly than anticipated;

•	we fail to establish market share or generate revenue;

•	our capital expenditure forecasts change or prove inaccurate; and

•	we need to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, we may need to raise additional capital. To the extent that we raise additional capital through the sale of equity or debt securities, the issuance of such securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of such debt could impose additional restrictions on our operations. Additional capital, if required, may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would harm our business, financial condition and results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered for sale in this prospectus by the selling stockholders. The selling stockholders will receive all of the net proceeds from these sales.

SELLING STOCKHOLDERS

On August 28, 2003, we sold 67,278,280 shares of our common stock to a group of purchasers for $1.15 per share. We also granted the investors additional investment rights to purchase up to an additional 13,455,657 shares of our common stock at $1.30 per share. These additional investment rights will become exercisable 90 days after the closing date or, if earlier, upon the effectiveness of the registration statement of which this prospectus is a part, and will expire 60 trading days after the date the registration statement becomes effective. The rights may be transferred pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable state securities or blue sky laws. Each purchaser represented to us at the time of purchase that it was acquiring the shares and additional investment rights for its own account for investment purposes only, and that it did not have any agreement or understanding with any person or entity to distribute any of the shares or additional investment rights purchased.

The term “selling stockholder” also includes any transferees, pledgees, donees, or other successors in interest to any of the selling stockholders named in the table below. The information concerning the selling stockholders may change from time to time, and any changes and the names of any transferees, pledgees, donees and other successors in interest will be set forth in supplements to this prospectus as required.

The following table sets forth information, as of September 19, 2003, with respect to each selling stockholder:

•	The number of shares of our common stock beneficially owned prior to this offering by the selling stockholder, including shares acquired from us on August 28, 2003, other than shares that are subject to additional investment rights, and any other shares that were held by the selling stockholder on September 19, 2003;

•	The number of shares of our common stock that the stockholder may purchase upon exercise of the additional investment right;

•	The number of shares of our common stock that the selling stockholder may offer and sell pursuant to this prospectus; and

•	The percentage of our outstanding stock that is beneficially owned by the selling stockholder or is subject to the additional investment right held by the selling stockholder prior to the offering.

Because the selling stockholders may offer all or some portion of our common stock covered by this prospectus, we cannot estimate the amount or percentage of our common stock that will be held by the selling stockholders upon completion of the offering. If the selling stockholders sell all of the shares shown under the column “Offered Hereby,” each selling stockholder would hold less than 1% of our outstanding common stock after the offering. The information is based on information provided by or on behalf of the selling stockholders.

	Number of Shares			Percentage of Outstanding Common Stock Owned Prior to the Offering
Name	Owned Prior to the Offering	Subject to Additional Investment Right	Offered Hereby
The Altar Rock Fund L.P.(1)	71,170	10,957	65,740	*
British Columbia Investment Management Corporation(2)	136,000	27,200	163,200	*
Catalyst International Ltd.(3)	103,000	17,000	102,000	*
Catalyst Partners L.P.(3)	122,400	20,000	120,000	*
Chelsey Funding LLC	1,739,130	347,826	2,086,956	*
Columbia Ventures Corp.(4)	2,173,913	434,783	2,608,696	*
Cranshire Capital, L.P.(5)	1,733,913	346,783	2,080,696	*
Deephaven Small Cap Growth Fund, LLC(6)	3,043,478	608,696	3,652,174	*
The Dow Chemical Employees’ Retirement Plan(2)	271,000	54,200	325,200	*
Global Undervalued Securities Master Fund, L.P.(7).	2,608,696	521,739	3,130,435	*
Government of Singapore Investment Corporation Pte Ltd.(2)	1,100,000	220,000	1,320,000	*
Heimdall Investments Ltd.(8)	4,347,826	869,565	5,217,391	1.1%
Howard Hughes Medical Institute(2)	289,000	57,800	346,800	*
Laborers’ District Council and Contractors’ of Ohio Pension Fund(2)	76,000	15,200	91,200	*
Mainfield Enterprises Inc.(9)	10,195,230	1,947,826	11,686,956	2.6%
Morgan Stanley Information Fund(10)	2,173,913	434,783	2,608,696	*
New York State Nurses Association Pension Plan(2)	169,000	33,800	202,800	*
Nordural HF(4)	4,347,826	869,565	5,217,391	1.1%
Ohio Carpenters’ Pension Fund(2)	98,000	19,600	117,600	*
Oregon Investment Council(2)	770,000	154,000	924,000	*
Portside Growth & Opportunity Fund(11)	869,565	173,913	1,043,478	*
Quantum Partners LDC(3)	266,000	43,800	262,800	*
RAM Trading Ltd.(12)	2,608,696	521,739	3,130,435	*
The Raptor Global Portfolio Ltd.(1)	13,048,368	2,008,174	12,049,043	3.2%
The Retirement Program Plan for Employees of Union Carbide Corporation(2)	227,000	45,400	272,400	*
Ridgecrest Partners L.P.(3)	23,000	3,800	22,800	*
Ridgecrest Partners Q.P., L.P.(3)	442,265	72,913	437,478	*
Ridgecrest Partners Ltd.(3)	99,300	16,400	98,400	*
The Riverview Group, LLC(13)	5,217,391	1,043,478	6,260,869	1.3%
The Robert Wood Johnson Foundation(2)	306,500	61,300	367,800	*
Royal Bank of Canada	869,565	173,913	1,043,478	*
Smithfield Fiduciary LLC(14)	7,608,695	1,521,739	9,130,434	1.9%
The Tudor BVI Global Portfolio Ltd.(1)	2,478,163	382,435	2,294,609	*
Tudor Proprietary Trading, L.L.C.(1)	1,345,777	207,130	1,242,782	*
WTC-CIF Emerging Companies Portfolio(2)	381,000	76,200	457,200	*
WTC-CTF Emerging Companies Portfolio(2)	460,000	92,000	552,000	*

	71,364,680	13,455,657	80,733,937

*	Less than 1%.
(1)	Tudor Investment Corporation has sole voting and dispositive power over the shares held by Tudor Proprietary Trading, L.L.C., The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and The Altar Rock Fund L.P.
(2)

Wellington Management Company, LLP is investment advisor to the British Columbia Investment Management Corporation, whose nominee name is Hare & Co.; the WTC-CIF Emerging Companies Portfolio, whose nominee name is Finwell & Co.; the WTC-CTF Emerging Companies Portfolio, whose nominee name is Landwatch & Co.; The Dow Chemical Employees’ Retirement Plan, whose nominee name is Kane & Co.; the Government of Singapore Investment Corporation Pte Ltd., whose nominee name is ELL & Co.; the Howard Hughes Medical Institute, whose nominee name is Mac & Co.; The Robert Wood Johnson Foundation, whose nominee name is Benchworthy & Co.; the New York State Nurses Association Pension Plan, whose nominee name is ELL & Co.; the Ohio Carpenters’ Pension Fund, whose nominee name is Hammerhead & Co.; the Oregon Investment Council, whose nominee name is Westcoast & Co.; The Retirement Program Plan for Employees of Union Carbide Corp., whose nominee name is Kane & Co.; and the Laborers’ District Council and Contractors’ of Ohio Pension Fund, whose nominee name is Tarp & Co. Wellington Management Company, LLP shares voting and dispositive power with respect to these shares with the holder of the shares, except that Wellington Management Company, LLP has no voting power with respect to shares held by the British Columbia Investment Management Corporation, the Government of Singapore Investment Corporation Pte Ltd. and the Oregon Investment Council.

(3)	Ridgecrest Investment Management LLC is the investment manager of Ridgecrest Partners L.P., Ridgecrest Partners Q.P., L.P., Ridgecrest Partners Ltd., Catalyst Partners L.P., Catalyst International Ltd. and Quantum Partners LDC, and has sole voting and dispositive power of the shares held by each of these entities.
(4)	Kipling J. Peterson is an employee of Columbia Ventures Corp. and has sole voting and dispositive power over the shares held by Columbia Ventures Corp. and Nordural HF.
(5)	Mitchell P. Kopin, the president of Downsview Capital Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.
(6)	Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the Chief Executive Officer, has voting and investment control over the shares that are owned by Deephaven Small Cap Growth Fund LLC. Deephaven Small Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers.
(7)	Kleinheinz Capital Partners, Inc. is the manager of Global Undervalued Securities Master Fund, L.P. and has sole voting and dispositive power over the shares held by Global Undervalued Securities Master Fund, L.P.
(8)	HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the shares hold by Heimdall Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Heimdall Investments Ltd.
(9)	Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield Enterprises, Inc. Avi Vigder disclaims beneficial ownership of such shares.
(10)	Morgan Stanley Investment Advisors Inc. is the portfolio manager of the Morgan Stanley Information Fund and has sole voting and dispositive power over the shares held by the Morgan Stanley Information Fund.
(11)	The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark and Thomas Strauss. As such, Messrs. Cohen, Stark and Strauss may be deemed beneficial owners of shares issued and issuable to Portside Growth and Opportunity Fund. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of all of such shares.
(12)	Ritchie Capital Management LLC is the investment manager of RAM Trading Ltd. and has sole voting and dispositive power over the shares held by RAM Trading Ltd.
(13)	The Riverview Group, LLC is an indirect wholly owned subsidiary of Millennium Partners, L.P., and Millenium Partners, L.P. has sole voting and dispositive power over the shares held by The Riverview Group, LLC.
(14)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management. Highbridge Capital Management, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares held by Smithfield Fiduciary LLC.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those shares. In such event, any commissions received by those broker-dealers or agents and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of our common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

EXPERTS

The consolidated financial statements and schedule of Corvis Corporation as of December 28, 2002 and December 29, 2001, and for each of the years in the three-year period ended December 28, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 28, 2002, financial statements refers to a change to the method of accounting for goodwill and other intangible assets.

The audited historical financial statements of the Broadband Operations of Broadwing Communications, Inc. incorporated in this prospectus by reference to Corvis Corporation’s Current Report on Form 8K/A dated June 13, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Broadband Operations of Broadwing Communications, Inc. ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF COMMON STOCK

The validity of our common stock to be offered by the selling holder is being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act of 1934 is 0-12751.

Incorporation By Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. “Incorporate by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 28, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003, June 30, 2003 and September 30, 2003;

•	Our Current Reports on Form 8-K filed on June 30, 2003 (amended on August 26, 2003) and September 2, 2003; and

•	The Description of our common stock from our Registration Statement on Form 8-A, filed with the SEC on July 11, 2000.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (1) after the initial filing of the registration statement that contains this prospectus and before its effectiveness and (2) until the selling stockholders have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

You can obtain any of the documents described above from the SEC or through the SEC’s web site at the address described above. We will provide to any person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address:

Corvis Corporation

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

Attn: Secretary

(443) 259-4000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The following is a statement of the expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee	$9,340
Printing and engraving	15,000
Legal fees and expenses	50,000
Accounting fees and expenses	10,000
Miscellaneous	15,660

Total	$100,000

ITEM 15.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

We also have insurance on our directors and officers, which covers liabilities under the federal securities laws.

ITEM 16.	Exhibits and Financial Statement Schedules.

See the exhibit index, which is incorporated herein by reference.

ITEM 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(2) That, (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland on the 24th day of November, 2003.

CORVIS CORPORATION

By:	/s/ David R. Huber
David R. Huber
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 24th day of November, 2003.

Signature	Position
/s/ David R. Huber David R. Huber	Chairman of the Board and Chief Executive Officer

/s/ Lynn D. Anderson* Lynn D. Anderson	Senior Vice President, Chief Financial Officer and Treasurer

/s/ Timothy C. Dec* Timothy C. Dec	Vice President, Chief Accounting Officer

/s/ Joseph R. Hardiman* Joseph R. Hardiman	Director

/s/ Freeman A. Hrabrowski, III* Freeman A. Hrabrowski, III	Director

/s/ David S. Oros* David S. Oros	Director

/s/ Donald R. Walker* Donald R. Walker	Director

*By:	/s/ David R. Huber
David R. Huber
Attorney-in-fact

INDEX OF EXHIBITS

Exhibit No.	Description
5.1*	Opinion of Mayer, Brown, Rowe & Maw LLP

23.1	Consent of KPMG LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page of the initial registration statement)

*	Previously filed.